

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles, Inc.
1828 North Higley Road, Suite 116
Mesa, Arizona 95864

> **Re: Atlis Motor Vehicles, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Submitted on November 24, 2021**
> **File No. 024-11714**

Dear Mr. Hanchett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

Amendment No. 1 to Form 1-A Filed November 24, 2021

Exhibits, page 74

1. Please include a currently dated auditor's consent in your next amendment. Refer to Item 17.11 of Part III to Form 1-A. Also, please include the consent in the exhibit list.

General

2. Please amend the disclosure in your offering circular and in Part I of Item 4 of your Form 1-A to disclose the aggregate offering price of your offering. In this regard, while you disclose the total maximum price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares being offered to investors, and the value of

the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure that the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in your offering circular.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing